

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2016

Sean Conrad
President & Chief Executive Officer
GRCR Partners, Inc.
1771 Post Road East # 178
Westport, CT 06880

> **Re: GRCR Partners, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2015**
> **File No. 333-208814**

Dear Mr. Conrad:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 7

1. Please disclose in the prospectus summary that you are a development stage company.  Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering.  We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern.  Please disclose this in the prospectus summary.

Our sole officer and director intends to devote only part time efforts to our business, page 10

2. Please briefly identify and discuss the outside business activities of your sole officer and discuss any specific potential conflicts of interest.

Use of Proceeds, page 15

3.  We note your disclosure in the paragraph preceding the table, that the table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50% and "10%" respectively.  Please reconcile this with the table itself which appears to set for the uses of proceeds assuming the sale of 100%, 75%, 50% and "25%".

Management's Discussion and Analysis, page 21

4.  Reference is made to your emerging growth company disclosures.  We note on page 21 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b)(1) of the JOBS Act.  However, on page 23, you disclose that you have chosen to opt out of this extended transition period. Please reconcile the disclosures accordingly.

Our Operations and Strategy, page 21

5.  In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan.  For example, please discuss the costs to issue your first Internet marketing campaign, and the material steps, timeline and costs to complete Version 1.0 of your CAP platform.

6.  We note your disclosure that by July 2016 you are targeting to have over 75 identified GRCR service providers and 10 independent subject-matter-expert consultants. Consistent with your disclosure on page 34, please disclose here that you currently rely on only one service provider and have not yet engaged any independent subject-matter-experts.  If material, please also include risk factor disclosure regarding your current reliance on one third-party service provider.

Directors, Executive Officers, Promoter and Control Persons, page 36

7.  We note your disclosure that Mr. Conrad "was" Senior Vice President of OC Insurance Services, LLC.  Please reconcile this statement with the disclosure that this has been his employment from 2010 to the "[p]resent."

Description of Capital Stock, page 41

8.  We note your disclosure here that you had 17,000,000 shares of common stock issued and outstanding at September 30, 2015.  Please update here to include the 347,500 shares of common stock that were issued to counsel for legal service on December 23, 2015.

Notes to the Financial Statements

9.  Please disclose when your fiscal year ends for financial statement purposes.

Item 16 Exhibits, page F-13

10. Please file the legal opinion with your next amendment.

Exhibit 23.1 Accountants Consent

11. Please include the date of the accountants' consent in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:    Daniel H. Luciano, Esq.